

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 12, 2005




05008269

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,


PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary



Lodgement with Australian Stock Exchange:
12 May 2005 (ASX – Appendix 3B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 May 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

The Vaquero #2 well, the second well in FAR's Welder Ranch program is presently drilling ahead below 10,000 feet using Nabors Drilling Land Rig 520 after running 13 3/8 inch surface casing to 2,500 feet.

The Welder Ranch Vaquero #2 is an offset to the recently drilled Esenjay Bell #4 (in which FAR has no interest) which lies approximately 1,200 feet to the north. The Vaquero #2 well will test for Deep Wilcox gas objectives and has a planned total depth of approximately 17,000 feet.

Completion operations are continuing on the Welder Ranch Vaquero #1 well location to evaluate and test several zones of interest between 9,000 and 14,000. Completion attempts will first be made in certain of the deeper geopressured sands evident on well logs, which, if productive, may require fracture stimulation.

The results of testing will be made available at the end of the program. Until the results of production testing are known it is not possible to determine the potential of the Vaquero #1 well.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR will pay 9 percent of the drilling and completion cost of the Vaquero #2 well to earn a 9 percent working interest.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au